Transition Partners Limited
                            1942 Broadway, Suite 303
                            Boulder, Colorado l80302


                                                       Tel: (303) 938-6834
                                                       Fax: (303) 938-6850
VIA FACSIMILE
(303) 688-6106

January 9, 1997



Stephen Carreker
President and Director
DCX, Inc.
3002 N. State Highway 83
Franktown, CO 80116-0569

Dear Stephen:

You have asked Transition Partners, Limited ("TPL") to submit a definitive proposal describing the basis on which it would serve as a corporate development and financial advisor to DCX, Inc. ("the Company") for an initial period of twelve (12) months, commencing January 1, 1997 through December 31, 1997. This letter will serve to advance your request for such a proposal and confirm TPL's engagement as the Company's advisor in this regard.

CORPORATE DEVELOPMENT AND FINANCIAL ADVISORY SERVICES

TPL will be pleased to furnish general corporate development, as well as financial and investment banking, services to the Company to assist it in the implementation of a fiscal action plan geared to enhance the Company's financial condition and performance as we have previously discussed. As its financial and corporate development advisor, TPL will act on behalf of the Company and will provide independent advice and counsel on issues of a financial nature pertaining to this engagement. TPL will report directly to you and will keep you apprised of our activities as you deem appropriate. In carrying out this assignment, TPL will coordinate its efforts and work closely with other key members of management and professionals retained to assist you and the Company in its overall program to achieve various corporate objectives. The services and activities TPL anticipates performing over the course of this engagement for the Company can be generally described as follows:


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STRATEGIC PLANNING COORDINATION

TPL will coordinate an in-depth review of the Company's existing business and strategic operating plan. TPL will not attempt to rewrite or recreate this plan, but may provide suggestions for modification to it. In this connection, TPL will interface with all current and future potential resources of the Company as directed by you.

CAPITAL FORMATION PLAN

As part of the foregoing, strategic operating plan process, TPL will particularly focus upon the creation of a strategic capital formation plan for the Company. This may be used by the Company in connection with procurement of capital from debt, quasi-debt, equity, and other sources, including corporate strategic alliances. As discussed below, capital may be obtained through such strategic alliances and third party relationships as ultimately determined by the Company with the assistance of TPL.

IMPLEMENTATION OF CAPITAL PLAN

TPL will directly assist the Company in implementing the capital plan as determined by the Company. This may include assisting the Company in its engagement of investment bankers, merchant bankers, or other financial intermediaries and advisors on a selective basis and as required by the Company in consultation specifically with you. TPL is prepared to direct the capital formation process and requests that it be compensated on a performance basis as TPL is directed by you, as noted later in this engagement letter. Finally, TPL would serve as a financial advisor in the execution of this strategy and implementation of the capital raising effort required to sustain and progress the Company toward its short term, intermediate, and long term goals.

CORPORATE DEVELOPMENT AND MERGER/ACQUISITION SERVICES

TPL will serve as an advisor to the Company in connection with strategic and global corporate objectives as you so request. As directed by you, TPL will provide merger and acquisition services (research, search, contact, due diligence, deal structure proposal, negotiations, financing proposal, and close) related to the Company's goal of completing one to three (1-3) strategic acquisitions during the period coterminous with the term of this engagement. In addition, TPL will provide executory services related to the accomplishment of these strategic and global objectives including the creation of strategic alliance strategies and implementation of such relationships, as well as licensing, technology transfer, marketing, and/or distribution arrangements which will allow the Company to fully exploit its technology and services throughout the U.S. and on an international basis.

The possible services and tasks listed above are reflective of the overall commitment TPL is prepared to make to assist the Company through its next critical growth phase. The list is representative of the type of work that will have to be done by TPL, in order for the Company to achieve its business objectives. It is based on TPL'S present understanding of the Company's circumstances, requirements and goals and, as such, is subject to modification and adjustment in the


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event that those factors change. Many of the activities outlined are interrelated, subject to iteration and continuing in nature, to be sure. Consequently, significant effort and experience will be required to organize, sequence and coordinate them to best advantage of the Company. We believe TPL possesses such expertise and is prepared to dedicate the time and resources required to do the job properly and professionally on a "best efforts" basis. To this end, the Company and TPL have developed a suggested and agreeable possible course of action which is attached to this Agreement.

COMPENSATION ARRANGEMENTS

In consideration for acting as financial advisor to the Company in this engagement, TPL proposes to receive a monthly retainer of six thousand, five hundred dollars ($6,500) throughout the duration of our engagement. The first month retainer will be due and payable to TPL at the execution of this Agreement with the remaining monthly retainers due on the first day of each successive month of our engagement.

In addition, because of the anticipated intensity of commitment within this contemplated assignment and relationship, TPL would also request that it be granted a warrant to acquire up to five percent (5%) of the outstanding shares of the common stock of the Company as of the date of our engagement (the "Warrant"). The exercise price of the Warrant shall be fixed at $1.00 per share. The Warrant will expire five (5) years from the effective date of this engagement. In addition, the Warrant will be granted to TPL on a non-diluted basis, such that any increase or decrease in the number of shares of common stock of the Company which occurs during the term of the Warrant will cause the Warrant to be proportionately increased or decreased as the case may be. Other details pertaining to the Warrant will be delineated in a formal agreement between the Company and TPL to be separately agreed-upon by the Company and TPL.

CONTINGENT ADVISORY FEES AND EXPENSE REIMBURSEMENT

Because the Company has requested TPL to directly procure capital on its behalf, TPL will charge the Company contingent advisory fees tied to financing transactions arising in connection with this engagement. Fees for such financing (the "Success Fee"), payable to TPL by the Company, will be based upon a formula which is equal to five percent (5%) of the total capital. whether debt and/or equity of any kind, procured for the Company, by TPL. In addition, TPL will charge the Company Success Fees based upon this formula for any merger or acquisition transaction arising in connection with this engagement. Similarly, if the Company requests additional assistance from TPL to procure one or more strategic alliances on its behalf, TPL would also be pleased to so assist the Company. Strategic alliance efforts, undertaken by TPL, resulting in any kind of exchange (receipt or procurement of any type of capital from whatever source shall also result in the compensation of TPL by the Company utilizing the aforementioned Success Fee formula. The Company agrees to pay all Success Fees to TPL in cash at the closing of each transaction for which TPL is due to be compensated under this engagement.

Finally, it is also contemplated that reimbursement for all reasonably incurred out-of-pocket expenses incurred by TPL in connection with any aspect of this engagement will be paid promptly by the Company to TPL as submitted.



                                     -3-

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BOARD OF DIRECTORS

In connection with this engagement, a representative of TPL shall be designated as an advisor to the Company's Board of Directors for a period coterminous with the term of this engagement. Further, TPL will participate with the Company's Board of Directors in the identification, screening, and proposal of one to three (1-3) new "outsider," non-employee director candidates.

CONFIDENTIALITY

In connection with TPL's services, the Company will furnish (or cause to be furnished) to TPL such information and data as is within the Company's possession or control relating to the Company as TPL reasonably deems necessary or reasonably requests in order to complete its assignments for the Company. TPL will keep and maintain all non-public information which it receives or develops concerning the Company confidential and will disclose such information only as is required in its reasonable judgement by this assignment or is required by law. The Company recognizes and confirms that in the performance of its services hereunder: (i) TPL may rely upon information provided by the Company without independent verification; (ii) TPL shall incur no liability as a result of such reliance; and (iii) TPL does not assume responsibility for the accuracy or completeness of such information, whether or not it makes an independent verification. TPL will cause any third party that reviews the Company's information to sign and execute a Confidentiality Statement before delivering such information to the third party as circumstances may require.

INDEMNIFICATION AND LIMITATION OF LIABILITY

In consideration of TPL's agreement to act on the Company's behalf in connection with this advisor engagement, the Company agrees to indemnify and hold harmless TPL and its officers, directors, agents and employees against any loss, claim, damage, liability, or expense (including reasonable counsel fees and expenses) arising out of or to which TPL may become subject in connection with this engagement.

The Company agrees to promptly reimburse TPL for any legal or other expenses as incurred in connection with investigation or defending any such loss, claim, damage or liability (or action in respect thereof). In no event shall TPL be liable for acting in accordance with instructions from the Company or any entity authorized to act on its behalf.

In addition, should TPL be required to institute any legal proceeding against the Company for any reason in accordance with any term or condition contained within this arrangement, TPL shall be entitled to recover its costs and legal fees which it incurs in connection with such legal proceeding.

EFFECTIVENESS AND TERMINATION

As recited above, the effective date of this engagement shall be January l, 1997. This engagement (except as to matters relating to the Warrant) will terminate automatically on December 31, 1997, unless otherwise extended by mutual written agreement. In the event of such automatic termination,



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TPL shall be entitled to all compensation due through the date of termination, including base and contingent advisory fees as specified earlier in this letter, all warrants, as well as all unpaid out-of pocket expenses. TPL shall also be entitled to contingent advisory fees, as outlined above, for transactions originating during the course of this engagement and completed within twelve months from the date of automatic termination.

MISCELLANEOUS

This agreement may not be amended or modified except in writing and shall be governed and construed in accordance with the laws of the State of Colorado. The warrant arrangement, as well as the indemnity and reimbursement provisions contained herein, shall remain in full force and effect in the event of termination. The invalidity, legality or enforceability of any provision of this agreement shall in no way affect the validity, legality or enforceability of any other provision. If any provision is held to be unenforceable as a matter of law, the other provisions shall not be affected thereby and shall remain in full force and effect.

Please confirm that the foregoing proposal is in accordance with our understanding and is acceptable to you by signing and returning to me the enclosed duplicate original engagement letter. We look forward to a successful relationship, culminating in the attainment of these mutually desirable objectives on behalf of the Company.

Sincerely,                                   Agreed to and accepted:



TRANSITION PARTNERS, LIMITED                 DCX, INC.


By: W. Terrance Schreier
   --------------------------------          By:  Stephen Carreker
W. Terrance Schreier                            ------------------------------
Managing Director and President              Stephen Carreker
                                             President and Director


By: Gene R. Copeland
   --------------------------------          January 13, 1997
Gene Copeland
Managing Director